

Mail Stop 4631

December 3, 2010

<u>via U.S. mail and facsimile</u>

William M. Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

   RE: Donaldson Company, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2010
     Filed September 24, 2010
     Schedule 14A Filed on October 1, 2010
     Additional Definitive Proxy Soliciting Materials
     Filed on October 1, 2010
     Additional Definitive Proxy Soliciting Materials
     Filed on November 5, 2010
     File No. 1-7891

Dear Mr. Cook:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended July 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10</u>
<u>Results of Operations, page 10</u>

1. We note that you recognized total costs of $27.9 million from restructuring activities that were initiated in fiscal year 2009 and continued into fiscal year 2010. We also

note that you attribute, in part, the improvement in your gross profit margin to your restructuring activities. In future filings, please provide investors with a better understanding of what these costs represented (e.g., severance, other termination benefits, contract termination costs, exit or disposal activities, etc.). To the extent that the costs relate to the termination of employees, please disclose the number of employees impacted. Please quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management's expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Liquidity and Capital Resources, page 18

2. We note your disclosure about your credit facilities. With a view towards future disclosure, please provide us with a description of the material terms and conditions of your credit facilities. In doing so, please specify which facilities contain covenants that could restrict your ability to borrow or that could otherwise restrict your activities and please describe these covenants.

Critical Accounting Policies, page 22

3.   We note that goodwill is 11% of total assets and 22% of total equity as of July 31, 2010. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units in future filings:
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.
   - The amount of goodwill.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Note I Income Taxes, page 46

4. We note your disclosure that it is reasonably possible that the settlement of several worldwide tax disputes may result in a reduction in your unrecognized tax benefits. Please provide investors with an understanding as to the nature of the worldwide tax disputes. To the extent that tax authorities are questioning specific items in your tax returns, please provide investors with an understanding of the amounts being questioned. This disclosure will provide investors with a better understanding of the magnitude of these tax disputes. Please provide us with the disclosure you intend to include in future filings.

Note K Commitments and Contingencies, page 51

5. In future filings, please disclose the impact the revocation of your DFM Diesel Multi-Stage Filter System (DMF) has had on your operating results either in your footnote disclosure or within MD&A. Specifically, please quantify the net sales recognized for the DMF products for each period presented to allow investors to better understand the impact of ceasing all product sales may have on your operating results. Also, please provide investors with an understanding as to the impact the DMF product issues are expected to have on your liquidity. If the impact is not expected to be material, please state this fact.

Item 15. Exhibits, Financial Statement Schedules, page 56

6. We note your description in your liquidity disclosure and in Note C to your fiscal 2010 audited financial statements of your various credit facilities. We further note that you do not appear to have filed any of these credit facilities as exhibits to your annual report on 10-K. Please provide us with your analysis as to how and why you determined that you did not need to file any of these agreements as exhibits to your annual report.

Schedule 14A filed October 1, 2010

Corporate Governance, page 11
Board Leadership Structure, page 12

7. In future filings, please describe the role of your lead director. In this regard, we note your disclosure on page 15 about independent director executive sessions. Please refer to Item 407(h) of Regulation S-K.

Director Selection Process, page 15

8. We note your disclosure that the committee considers diversity when recommending director candidates for nomination by the board. In future filings, please disclose how your nominating committee considers diversity in identifying nominees for director.

Executive Compensation, page 21
Compensation Discussion and Analysis, page 21

9. We note from the notes to the summary compensation table that Mr. Ward received tax equalization repayments during the 2010 fiscal year with an aggregate value of $149,262. You do not appear to have addressed these payments in your Compensation Discussion and Analysis disclosure. With a view towards future disclosure, please provide us with a description of the nature and purpose of these payments as well as why the committee or board approved the payments.

Additional Definitive Proxy Soliciting Materials filed November 5, 2010

10. We note that you filed the 2010 Master Stock Incentive Plan as additional definitive proxy soliciting materials filed November 5, 2010. We further note that the plan does not appear to have been attached as an appendix to your definitive proxy statement filed on October 1, 2010. Please tell us the purpose of the November 5th filing and whether your stockholders who received the definitive proxy statement also received a copy of the plan.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746, or in his absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief